19 3/8

SO 3/5/02



SECURI 02006275 MMISSION
Washington, D.C. 20549

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PROCESSING
RECEIVED
FEB 2 8 2002
WASH.
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35036

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

IST Institutional Securities Trading, LLC
f/k/a IPS Brokerage, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7402 Hodgson Memorial Drive Suite 100
(No. and Street)

Savannah	Georgia	31406
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D. Catington, Jr. (912) 352-2862
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lazard, Dana, Curlee & Arkin, L.L.P.
(Name — *if individual, state last, first, middle name*)

24 Drayton Street, Suite 300	Savannah	Georgia	31401
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

03/11/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James D. Catington, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IST Institutional Securities Trading, LLC f/k/a IPS Brokerage, LLC, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Secretary-Treasurer

Title



Notary Public

DANNY R. MOCK
Notary Public, Chatham County, GA.
My Commission Expires October 29, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- n/a (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- n/a (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- n/a (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- n/a (m) A copy of the SIPC Supplemental Report.
- n/a (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) A report on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IST INSTITUTIONAL SECURITIES TRADING, LLC
f/k/a IPS BROKERAGE, LLC

Financial Statements

Years Ended December 31, 2001 and 2000

TABLE OF CONTENTS


LAZARD/DANA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
IST Institutional Securities Trading, LLC
f/k/a IPS Brokerage, LLC
Savannah, Georgia

We have audited the accompanying statements of financial condition of IST Institutional Securities Trading, LLC f/k/a IPS Brokerage, LLC (the "Company") as of December 31, 2001 and 2000, and the related statements of income, changes in member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Lazard, Dana, Curlee & Arkin, L.L.P.

Savannah, Georgia
February 15, 2002

Lazard, Dana, Curlee & Arkin, L.L.P.
24 Drayton Street, Suite 300, Savannah, GA 31401
P.O. Box 9706, Savannah, GA 31412
Phone: (912) 238-1001 Fax: (912) 238-1701

IST INSTITUTIONAL SECURITIES TRADING, LLC
f/k/a/ IPS BROKERAGE, LLC

Statements of Financial Condition
December 31, 2001 and 2000

	2001	2000
ASSETS		
CURRENT ASSETS		
Cash	$ 18,402	$ 18,982
MEMBER'S EQUITY		
MEMBER'S EQUITY	$ 18,402	$ 18,982

The accompanying notes are an integral part of these financial statements.

IST INSTITUTIONAL SECURITIES TRADING, LLC
f/k/a IPS BROKERAGE, LLC

Statements of Income
Years Ended December 31, 2001 and 2000

	2001	2000
REVENUES		
Gain on sale of assets	$ 1,000,000	$ 7,054,303
Interest income	322	16,936
Other income	-	13,908
Total revenues	1,000,322	7,085,147
OPERATING EXPENSES	902	2,237
NET INCOME	$ 999,420	$ 7,082,910

The accompanying notes are an integral part of these financial statements.

IST INSTITUTIONAL SECURITIES TRADING, LLC
f/k/a IPS BROKERAGE, LLC

Statements of Changes in Members Equity
Years Ended December 31, 2001 and 2000

MEMBER'S EQUITY, JANUARY 1, 2000	$ 9,151,724
NET INCOME	7,082,910
DISTRIBUTIONS TO MEMBER	(16,215,652)
MEMBER'S EQUITY, DECEMBER 31, 2000	18,982
NET INCOME	999,420
DISTRIBUTIONS TO MEMBER	(1,000,000)
MEMBER'S EQUITY, DECEMBER 31, 2001	$ 18,402

The accompanying notes are an integral part of these financial statements.

IST INSTITUTIONAL SECURITIES TRADING, LLC
f/k/a IPS BROKERAGE, LLC

Statements of Cash Flows
Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOW FROM OPERATING ACTIVITIES		
Net income	$ 999,420	$ 7,082,910
Gain on sale of assets	(1,000,000)	(7,054,303)
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease in commissions receivable	-	494,458
Decrease in prepaid expenses	-	50,137
Decrease in restricted cash	-	1,529,963
(Decrease) in accounts payable	-	(9,500)
(Decrease) in accrued expenses	-	(27,000)
(Decrease) in conversion services payable	-	(115,391)
(Decrease) in volume discounts payable	-	(1,529,963)
Net cash provided (used) by operating activities	(580)	421,311
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of assets	1,000,000	15,500,396
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to member	(1,000,000)	(16,215,652)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(580)	(293,945)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	18,982	312,927
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 18,402	$ 18,982
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

IST INSTITUTIONAL SECURITIES TRADING, LLC
f/k/a IPS BROKERAGE, LLC

Notes to the Financial Statements
For the Years Ended December 31, 2001 and 2000

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

IST Institutional Securities Trading, LLC f/k/a IPS Brokerage, LLC (the "Company") is a registered introducing broker-dealer.

Estimates

Management used estimates and assumptions in preparing these financial statements in accordance with accounting principals generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates.

Reclassification

The financial statements as of and for the year ended December 31, 2000, contain certain reclassifications that were made to be consistent with the 2001 presentation.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Commissions Earned

Commissions earned and the related expenses are recorded on the settlement date.

Income Taxes

The Company is a limited liability company. As such, the Company's member is taxed on the Company's income. Therefore, no provision for income taxes has been recorded.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, respectively, the Company had net capital of $18,402 and $18,982, which were $13,402 and $13,982 in excess of its required net capital of $5,000 and $5,000. The Company's net capital ratio at December 31, 2000 was 0.00 to 1. The Company's net capital ratio at December 31, 1999 was 0.00 to 1.

NOTE 3 – RESERVE BANK ACCOUNT REQUIREMENTS

The Company is subject to Securities and Exchange Commission Customer Protection: Reserves and Custody of Securities (Rule 15c3-3), which requires the Company to maintain a separate reserve account to safeguard customer's assets in the amount of volume discounts payable. At December 31, 2001 and 2000, respectively, the Company had no funds in a designated bank reserve account, and this was in compliance with its requirement.

IST INSTITUTIONAL SECURITIES TRADING, LLC
f/k/a IPS BROKERAGE, LLC

Notes to the Financial Statements
For the Years Ended December 31, 2001 and 2000

NOTE 4 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash accounts in local commercial banks. At times during the year, the amount on deposit at the banks exceeded the insurance limits of the Federal Deposit Insurance Company (the "FDIC"). Cash deposits did not exceed the insurance limits of the FDIC at December 31, 2001 and 2000, respectively.

NOTE 5 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company did not have any liabilities subordinated to claims of general creditors at any time during the years ended December 31, 2001 and 2000, respectively.

NOTE 6 – SALE OF ASSETS

On January 3, 2000, the Company sold substantially all of its assets, net of specified liabilities, to Bank of New York.

NOTE 7– CONTINGENCY PAYMENTS

The Company is a recipient of possible contingency payments as a result of the transaction described in note 6, above. The terms and conditions regarding the contingency payments are defined in the Asset Purchase Agreement. In accordance with the Asset Purchase Agreement the amount of the contingency payments will be between $0 and $11,500,000. In March of 2001, the Company received $1,000,000 as the first contingent payment. At February 15, 2002, the amount, if any, of the remaining contingency payments, if any, had not been determined. Therefore, no amount of contingency payments, except the $1,000,000 received in 2001, has been recorded in the Company's books and records at December 31, 2000.



LAZARD/DANA

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED BY
SECURITIES EXCHANGE COMMISSION RULE 17a-5

To the Board of Directors of
IST Institutional Securities Trading, LLC
f/k/a IPS Brokerage, LLC
Savannah, Georgia

In planning and performing our audits of the basic financial statements of IST Institutional Securities Trading, LLC f/k/a IPS Brokerage, LLC (the "Company") for the years ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control system and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the

Lazard, Dana, Curlee & Arkin, L.L.P.
24 Drayton Street, Suite 300, Savannah, GA 31401
P.O. Box 9706, Savannah, GA 31412
Phone: (912) 238-1001 Fax: (912) 238-1701

expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lazard, Dana, Curlee & Arkin, L.L.P.

Savannah, Georgia
February 15, 2002

SUPPLEMENTAL INFORMATION



LAZARD/DANA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Board of Directors of
IST Institutional Securities Trading, LLC
f/k/a IPS Brokerage, LLC
Savannah, Georgia

We have audited the accompanying financial statements of IST Institutional Trading, LLC f/k/a IPS Brokerage, LLC (the "Company") as of and for the years ended December 31, 2001 and 2000, and have issued our report thereon dated February 15, 2002. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I and II are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Lazard, Dana, Curlee & Arkin, L.L.P.

Savannah, Georgia
February 15, 2002

Lazard, Dana, Curlee & Arkin, L.L.P.
24 Drayton Street, Suite 300, Savannah, GA 31401
P.O. Box 9706, Savannah, GA 31412
Phone: (912) 238-1001 Fax: (912) 238-1701

IST INSTITUTIONAL SECURITIES TRADING, LLC
f/k/a IPS BROKERAGE, LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2001

NET CAPITAL	
Total member's equity qualified for net capital	$ 18,402
Additions	-
Deductions	-
Net capital before haircuts on securities positions	18,402
Haircuts on securities positions	-
Net Capital	$ 18,402
AGGREGATE INDEBTEDNESS	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ -
Minimum dollar net capital requirement	5,000
Net capital requirement	$ 5,000
Excess net capital	$ 13,402
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$ 13,402
Ratio of aggregate indebtedness to net capital	0.00%
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17a-5 AS OF DECEMBER 31, 2001)	
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 18,402

IST INSTITUTIONAL SECURITIES TRADING, LLC
f/k/a IPS BROKERAGE, LLC

Schedule II
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

CREDIT BALANCES	$ -
DEBIT BALANCES	$ -
RESERVE COMPUTATION	
Excess of total debits over total credits	$ -
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17a-5 AS OF DECEMBER 31, 2001)	
Excess as reported in Company's Part II (Unaudited) FOCUS report	$ -

LAZARD/DANA

CERTIFIED PUBLIC ACCOUNTANTS

February 15, 2002

Securities and Exchange Commission
Washington, D.C.

Gentlemen,

On January 1, 2002, the accounting firm Arthur Dana & Company, P.C. merged with the accounting firm Lazard, Curlee & Company, L.L.P. to form a larger firm with the new name of Lazard, Dana, Curlee & Arkin, L.L.P.

The audit of the financial statements of IST Institutional Securities Trading, LLC for the year ended December 31, 2001 was conducted by Lazard, Dana, Curlee & Arkin, L.L.P. This does not constitute a change in accountants, but is merely a name change. The audit personnel were the same as conducted the audit for the year 2000.

Sincerely,

Lazard, Dana, Curlee & Arkin, L.L.P.

Savannah, GA

Lazard, Dana, Curlee & Arkin, L.L.P.
24 Drayton Street, Suite 300, Savannah, GA 31401
P.O. Box 9706, Savannah, GA 31412
Phone: (912) 238-1001 Fax: (912) 238-1701